June 28, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cecily LaMothe

Re:	Pacific Office Properties Pro Forma and Historical Financial Statement Presentation
Ladies and Gentlemen,
After discussions with the Staff, we understand that the pro forma financial statements for Pacific Office Properties Trust, Inc. (“Pacific Office Properties”) should reflect (1) the treatment of the City Square entity as the accounting acquirer of all property interests to be contributed (the “Contributed Properties”) by POP Venture, LLC in the transactions described in the proxy statement originally filed with the Securities Exchange Commission on February 1, 2007 (the “Proxy Statement”) of Arizona Land Income Corporation (“AZL”) and (2) that none of the entities holding interests in the Contributed Properties (the “TSG entities”) are variable interest entities or controlled by any equity holder. Accordingly, the property interests being acquired by City Square will be recorded at full fair value in the pro forma financial statements included in the Proxy Statement.
As was previously discussed with the Staff, since the City Square entity was formed to acquire in August 2005 the City Square property, it is not possible to satisfy the historical financial statement requirements of Item 3-02 of Regulation S-X applicable to the Proxy Statement which would require the presentation of three years of income statements for the City Square entity on a stand-alone basis. Accordingly, the undersigned request that the SEC grant relief from the requirements of Item 3-02 and that it permit Pacific Office Properties to present the historical financial statements for the accounting acquirer and all of the other TSG entities on a combined basis in accordance with ARB 51, based on the common management of all eleven entities. The requested relief would be necessary for the purposes of satisfying the historical financial statement requirements of the Proxy Statement and for all subsequent filings by Pacific Office Properties under either the Securities Act of 1933 or the Securities Exchange Act of 1934.
Management of The Shidler Group believes that presentation of the historical financial statements on a combined basis provides more meaningful financial information to

Ms. Cecily LaMothe
June 28, 2007

investors than would be provided by other financial statement presentation approvals for several reasons. First, all of the Contributed Properties have been commonly managed by affiliates of The Shidler Group since their respective dates of acquisition. Second, the historical combined pro forma financial statements for all of the TSG entities would satisfy five of the seven significance tests of SAB 80 and would substantially satisfy the remaining two significance tests. Third, presentation on a combined basis in the Proxy Statement will result in a management’s discussion and analysis that presents to AZL shareholders a more complete discussion of the operations of the Contributed Properties that would be combined with the existing assets of AZL if the transactions described in the Proxy Statement are approved by the shareholders. Fourth, in the case of financial statements included in filings subsequent to the Proxy Statement, presentation on a combined basis will make the comparable financial statements between the pre-acquisition and post-acquisition periods significantly more meaningful and easier for investors to understand.
A SAB 80 analysis was performed on the combined TSG entities since several of the properties were acquired during the past three years. The following table indicates the percentage of total assets, income, and investment that are included in the combined audited financial statements of the TSG entities:

		Net Operating
Year	Assets	Income(1)	Investment

2006	100.0%	99.9%	100.0%
2005	98.3%	76.8%	99.6%
2004	N/A	58.0	N/A
(1) Represents operating income less operating expenses consistent with Reg. S-X, Rule 3-14.
Based on the information above, even though the percentages are slightly below the stated percentages as defined in SAB 80 for two of the seven significance tests, the differences only represent $721,000 of net operating income for 2005 and $580,000 of net operating income for 2004. We therefore believe the combined financial statements materially reflect the operations of the eleven entities.
If the foregoing presentation is not acceptable to the Staff for purposes of the post-acquisition filings, we request, in the alternative, a waiver to present City Square’s audited income and cash flow statements of the accounting acquirer on a stand-alone basis solely for the year ended December 31, 2006 and the four-month period ended December 31, 2005.
An audit of the financial statements of the City Square entity is not possible for any period prior to August 2005. We do not possess the information necessary to complete

Ms. Cecily LaMothe
June 28, 2007

an audit. We have no right to obtain the necessary information from the seller of City Square and the seller has indicated that they will not cooperate in an audit. Therefore, without permission to present the financial statements on a combined basis or the alternatively requested waiver, we do not believe that it will be possible to satisfy the financial statement requirements consistent with the Staff guidance we have received.
Please call me if there are any questions. We look forward to hearing from you.
Sincerely,
/s/ Lawrence J. Taff
Lawrence J. Taff